Exhibit 99.1

Société Générale SA shareholding notification

8 March 2021, 18:50 CET

ArcelorMittal (‘the Company’) announces that Société Générale SA has notified it on 8 March 2021 of an increase from 4.79% to 5.01% on 3 March 2021 and of a decrease from 5.01% to 4.79% on 4 March 2021 in actual and potential shareholding (voting rights) in ArcelorMittal.

These notifications do not require any adjustments to the disclosure of the Company regarding its shareholding structure as the Company only reports shareholding thresholds above 5% on its website since, following the above-mentioned 8 March 2021 notifications, Société Générale SA is again below this threshold.

These notifications are available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”.

These notifications are published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% of voting rights threshold.

ENDS